

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

FINANCIAL STATEMENT

As of December 31, 2025

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENT

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$2,960,964
Receivables, net (Notes 2 and 6)	8,608,875
Note receivable (Note 6)	300,443
Other investments	12,166
Due from affiliate	28,783
Other assets	13,355
Total Assets	**$11,924,586**

LIABILITIES AND MEMBER'S EQUITY

Accrued Expenses	$922,303
Due to affiliate	534,256
Deferred compensation	237,289
Total Liabilities	1,693,848
Member's Equity	10,230,738
Total Liabilities and Member's Equity	**$11,924,586**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by B&B Security Holdings LLC ("B&BSH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash held by the Company consists of deposits with banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2025, the company did not hold any cash equivalents.

Receivables

The Company accounts for receivables under the provisions of ASC 326, "Financial Instruments – Credit Losses (Topic 326)" along with related clarifications and improvements. The Company measures credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASC 326 include receivables on the Company's statement of financial condition.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the creditworthiness of the receivable obligor and any collateral. The discounts reduce the receivables.



Income Taxes

The Company is a single-member limited liability company "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's tax activity is reported in the consolidated federal and state income tax filings of Burnham Holdings LLC ("BH") which is the parent company of B&BSH. Income taxes have not been provided, as B&BSH is liable for taxes, if any, on the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BH is subject to federal and state income tax examinations by tax authorities for tax years 2022 through 2025.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period and the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. SEGMENT REPORTING

The Company operates as a single business segment, and its operations are evaluated and managed on a consolidated basis. As such, the Company does not have reportable segments as defined under ASC 280, Segment Reporting.

The Company's financial performance is assessed by the Chief Operating Decision Maker (CODM) based on total company-wide results and no separate financial information is produced for distinct operating segments. Accordingly, all of the Company's operations are consolidated into one reporting segment.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not



exceed a ratio of 15 to 1. As of December 31, 2025, the Company's net capital was $1,267,116 which is $1,154,193 in excess of its required minimum net capital of $112,923.

5. RISKS AND UNCERTAINTIES

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with four financial institutions which, at times, may be uninsured or exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. As of December 31, 2025, the Company had $2,451,359 in excess of insured limits, which was mitigated through an FDIC "sweep" feature at one of the Company's financial institutions.

Receivables

As of December 31, 2025, two clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 67%.

6. RECEIVABLES, NET AND NOTE RECEIVABLE

Receivables consist of the following at December 31, 2025:

Accounts receivable	$11,812,958
Less: allowance for credit loss	(306,874)
Less: Discount on accounts receivable	(2,897,209)
Net receivables	$ 8,608,875

Note receivable	$306,048
Less: allowance for credit loss	(5,605)
Net note receivable	$ 300,443



The following table details the roll-forward of the allowance for credit loss at December 31, 2025:

Allowance for credit loss December 31, 2024	$143,317
Add: Adjustment to credit loss December 31, 2025	169,161
Allowance for credit loss December 31, 2025	$312,478

The promissory note receivable from customer was issued on December 19, 2024 and bears interest at 4.25%. The note is payable in installments through March 2034. The receivable balance on the note was $306,048 at December 31, 2025.

Accounts receivable represents transaction compensation due as of December 31, 2025, that will be paid to the Company over time in scheduled periodic installments. The latest installment is in January 2045, and the weighted average discount rate used was approximately 4.79%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. The bonuses paid by the Company are not shared with BSC. As of December 31, 2025, the Company owed BSC $470,632 for amounts billed but not yet paid under the expense sharing agreement which is included in due to affiliate.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. As of December 31, 2025, the Company was owed $0 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with an affiliate, Burnham Sterling Greenwich LLC ("BSG. The lease expires on December 31, 2025 unless terminated by either party as described in the lease.

The Company has a royalty agreement with an affiliate, Babcock & Brown LLC ("B&B"). whereby the Company pays a royalty fee to B&B equal to a contractual percentage of fee revenue. At December 31, 2025, $63,622 was outstanding and is included in due to affiliate.

The Company has a Structuring Fee Agreement (the "Agreement") with SAFFA Fund I, LP (the "Partnership") whereby the Company is compensated to provide certain investment banking services to the Partnership. The General Partner of the Partnership is SAFFA Fund I GP, LLC

which is an affiliate of the Company. For the year ended December 31, 2025, the total receivable under the agreement was $28,783 and is included in due to affiliate on the Statement of Financial Condition.

8. DEFERRED COMPENSATION

The Company maintains a non-qualified deferred compensation plan. The plan started in April 2022. Deferred compensation is awarded at the Company's discretion on an annual basis under the same terms and conditions and is not guaranteed. Amounts are vested at one hundred percent after five years.

A summary of the payments due under a non-qualified deferred compensation plan is as follows:

For the Year Ended December 31,

2027	195,724
2028	159,140
2029	29,500
2030	17,300
Total	$401,664

9. CONTINGENT LIABILITIES

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2025 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 24, 2026, the date that these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.